Filed Pursuant to Rule 424(b)(2)
Registration No. 333-122925,
333-122925-01

Prospectus Supplement

(To Prospectus Dated May 3, 2005)

Citigroup Funding Inc.

1,925,000 Index LeAding StockmarkEt Return Securities (Index LASERSSM)

Based Upon the S&P 500® Index

Due January 27, 2010

$10.00 per Index LASERS

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the Index LASERS prior to maturity.

•	The maturity payment on the Index LASERS will be based on the value of the S&P 500 Index during the term of the Index LASERS, and may be greater than, equal to or less than your initial investment.

•	If the ending value of the S&P 500 Index is greater than its starting value, the maturity payment will equal the $10 principal amount per Index LASERS plus 110% of the index’s percentage appreciation.

•	If the ending value of the S&P 500 Index is less than its starting value and the value of the S&P 500 Index decreases by 22.5% or more at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will be less than your initial investment in the Index LASERS.

•	In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

•	The Index LASERS have been approved for listing on the American Stock Exchange under the symbol “IEL.”

Investing in the Index LASERS involves a number of risks. See “ Risk Factors Relating to the Index LASERS” beginning on page S-8.

“Standard & Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Index LASERS have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The Index LASERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Index LASERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Index LASERS	Total
Public Offering Price	$10.00	$19,250,000
Underwriting Discount	$0.30	$577,500
Proceeds to Citigroup Funding Inc.	$9.70	$18,672,500

The underwriter expects to deliver the Index LASERS to purchasers on or about January 27, 2006.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

January 24, 2006

SUMMARY INFORMATION — Q&A

What Are the Index LASERS?

Index LeAding StockmarkEt Return Securities, or Index LASERSSM, are index-linked investments that offer a potential return at maturity based on an enhanced upside participation as well as limited protection against the decline in the level of the underlying index on which the Index LASERS are based. The Index LASERS do not pay periodic interest or any other payments prior to maturity. At maturity, you will receive a maturity payment based on the value of the underlying index upon which the Index LASERS are based during the term of the Index LASERS. We refer to the change in the value of the underlying index from the date of this prospectus supplement and its closing value on the third index business day before maturity, expressed as a percentage, as the “index return.” If the index return is positive at maturity, you will receive a maturity payment based upon the index return and an upside participation rate. If the index return is negative at maturity and the value of the underlying index has decreased by a predetermined percentage or more at any time during the term of the Index LASERS (whether intra-day or at the close of trading on any day), you will receive a maturity payment that is less than your initial investment in the Index LASERS and reflects the underlying index’s loss in value. In all other circumstances, the payment you receive at maturity will equal $10 per Index LASERS.

The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment at maturity is not guaranteed. The Index LASERS mature on January 27, 2010 and do not provide for earlier redemption by you or by us.

Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERS — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the Index LASERS?

We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the S&P 500 Index.

What Will I Receive at Maturity of the Index LASERS?

At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS and could be zero.

How Will the Index Return Amount Be Calculated?

The index return amount will be based on the return of the S&P 500 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value
Starting Value

How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal the product of:

$10 × Upside Participation Rate × Index Return

The upside participation rate is 110%.

•	If the index return is negative and

•	the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), then the index return amount will equal the product of:

$10 × Index Return

In this case, the index return amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is not less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the index return is zero (in other words, if the ending value of the S&P 500 Index is the same as the starting value), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

The starting value equals 1266.86, the closing value of the S&P 500 Index on January 24, 2006.

The ending value will equal the closing value of the S&P 500 Index on the third index business day before the maturity date.

For more specific information about the “index return amount,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the index return amount and the index return, please see “Description of the Index LASERS — Index Return Amount” in this prospectus supplement.

Is There a Possibility of Loss of Capital?

If the ending value of the S&P 500 Index is less than its starting value and the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), at maturity you will receive less than the original principal amount of the Index LASERS. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the S&P 500 Index is greater than its starting value, the total yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to “Risk Factors — The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this prospectus supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Index LASERS — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

Who Publishes the S&P 500 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500 Index provided in this prospectus supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 30, 2005, the common stocks of 425 of the 500 companies included in the S&P 500 Index were listed on the New York Stock Exchange, or NYSE. As of December 30, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of Standard & Poor’s internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500 Index was fully float adjusted. Thus, the float-adjusted methodology will exclude blocks of stocks that do not publicly trade, including blocks held by affiliates and governments.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500 Index.

How Has the S&P 500 Index Performed Historically?

We have provided tables showing the closing values of the S&P 500 Index on the last index business day of each month from January 2000 to December 2005, and on the last index business day of each December from 1947 through 2005, as well as a graph showing the closing values of the S&P 500 Index on the last index business day of December from 1947 through 2005. You can find these tables and the graph in the section “Description of the S&P 500® Index — Historical Data on the S&P 500 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in recent years. However, past performance is not necessarily indicative of how the S&P 500 Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index” in this prospectus supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERS?

In purchasing an Index LASERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the S&P 500 Index at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Index LASERS Be Listed on a Stock Exchange?

The Index LASERS have been approved for listing on the American Stock Exchange under the symbol “IEL,” subject to official notice of issuance. You should be aware that the listing of the Index LASERS on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.34x	2.65x	3.42x	2.52x	1.93x	1.76x
Ratio of income to fixed charges (including interest on deposits)	1.85x	2.01x	2.43x	1.90x	1.59x	1.49x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.33x	2.63x	3.39x	2.50x	1.92x	1.75x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.84x	2.00x	2.41x	1.89x	1.58x	1.48x

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Index LASERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the Index LASERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Index LASERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERS declines. You should refer to “Risk Factors Relating to the Index LASERS — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Index LASERS. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Index LASERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Index LASERS.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERS” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures); (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 21, 2005, January 24, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 7, 2005, October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005, November 1, 2005, November 30, 2005, December 1, 2005, December 13, 2005, December 23, 2005, December 27, 2005 and January 13, 2006 and (v) portions of the Current Report on Form 8-K filed on January 20, 2006 “filed” for purposes of the Securities Exchange Act of 1934.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE INDEX LASERS

Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the S&P 500 Index after the date of this prospectus supplement up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500 Index and other events that are difficult to predict and beyond our control.

Your Investment in the Index LASERS May Result in a Loss if the Value of the S&P 500 Index Declines

The amount of the maturity payment will depend on the value of the S&P 500 Index after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day). As a result, the amount you receive at maturity may be less than the amount you paid for your Index LASERS. If the ending value of the S&P 500 Index is less than the starting value of the S&P 500 Index and the value of the S&P 500 Index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to 981.82, the amount you receive at maturity for each Index LASERS will be less than the $10 you paid for each Index LASERS and could be zero, in which case your investment in the Index LASERS will result in a loss. This will be true even if the value of the S&P 500 Index at any point during the term of the Index LASERS exceeds the starting value of the S&P 500 Index.

You Will Not Receive Any Periodic Payments on the Index LASERS

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the S&P 500 Index.

The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERS do not pay any interest. As a result, if the ending value of the S&P 500 Index is less than 1503.89 (an increase of approximately 18.71% from the starting value of the S&P 500 Index), the yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the S&P 500 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the S&P 500 Index.    We expect that the market value of the Index LASERS will depend substantially on the relationship between the closing value of the S&P 500 Index on the date of this prospectus supplement and the future value of the S&P 500 Index. However, changes in the value of the S&P 500 Index may not always be reflected, in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the S&P 500 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the S&P 500 Index will continue to fluctuate from that time to the time when the ending value of the S&P 500 Index is determined. If you choose to sell your Index LASERS when the value of the S&P 500 Index is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested.

Trading prices of the underlying stocks of the S&P 500 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the S&P 500 Index, the issuance of securities similar to the Index LASERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the S&P 500 Index.

Volatility of the S&P 500 Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the S&P 500 Index changes during the term of the Index LASERS, the market value of the Index LASERS may decrease.

Events Involving the Companies Comprising the S&P 500 Index.    General economic conditions and earnings results of the companies whose common stocks comprise the S&P 500 Index and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS. In addition, if the dividend yields on those stocks increase, we expect that the market value of the Index LASERS may decrease because the S&P 500 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the Index LASERS may increase.

Interest Rates.    We expect that the market value of the Index LASERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index LASERS may decrease, and if U.S. interest rates decrease, the market value of the Index LASERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Index LASERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P 500 Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the S&P 500 Index during the period prior to the maturity of the Index LASERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Index LASERS.

Hedging Activities.    Hedging activities related to the Index LASERS by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity could affect the value of the S&P 500 Index and therefore the market value of the Index LASERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS. The Index LASERS are subject to the credit risk of Citigroup, the guarantor of the payments due on the Index LASERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Index LASERS attributable to another factor, such as an increase in the value of the S&P 500 Index.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Index LASERS of a given change in most of the factors listed above will be less if it occurs later in the term of the Index LASERS than if it occurs earlier in the term of the Index LASERS.

The Historical Performance of the S&P 500 Index Is Not an Indication of the Future Performance of the S&P 500 Index

The historical performance of the S&P 500 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the S&P 500 Index during the term of the Index LASERS. Changes in the value of the S&P 500 Index will affect the trading price of the Index LASERS, but it is impossible to predict whether the value of the index will fall or rise.

Your Return on the Index LASERS Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the S&P 500 Index

Your return on the Index LASERS will not reflect the return you would realize if you actually owned the stocks underlying the S&P 500 Index because S&P calculates the S&P 500 Index by reference to the prices of the stocks comprising the S&P 500 Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERS may be less than the return you would realize if you actually owned the stocks underlying the S&P 500 Index even if the ending value of the S&P 500 Index is greater than its starting value.

You May Not Be Able To Sell Your Index LASERS If an Active Trading Market for the Index LASERS Does Not Develop

There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. If the secondary market for the Index LASERS is limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the S&P 500 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the S&P 500 Index and therefore the market value of the Index LASERS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the S&P 500 Index or in other instruments, such as options, swaps or futures, based upon the S&P 500 Index or the stocks underlying the S&P 500 Index. This hedging activity may present a conflict between your interest in the Index LASERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500 Index and therefore the market value of the Index LASERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Since hedging our obligation under the Index LASERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

The United States Federal Income Tax Consequences of the Index LASERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this prospectus supplement. Alternative characterization of the Index LASERS may affect the U.S. tax consequences of investing in the Index LASERS, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERS

The description in this prospectus supplement of the particular terms of the Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based Upon the S&P 500® Index Due January 27, 2010 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The payment you receive at maturity on the Index LASERS will depend on the value of the S&P 500 Index after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day).

If the ending value of the S&P 500 Index is greater than 1266.86, the payment you receive at maturity will be greater than your investment in the Index LASERS and will be greater than the price return (without taking into account any dividends paid on the stocks underlying the index) on an instrument directly linked to the S&P 500 Index because of the upside participation rate of 110%.

If the ending value of the S&P 500 Index is less than 1266.86 and the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), the payment you receive at maturity will equal the difference between $10 and the product of $10 and the percentage decrease of the index from its starting value, in which case you will receive less than your investment in the Index LASERS.

If the ending value of the S&P 500 Index is less than 1266.86 and the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is not less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), or if the ending value is the same as the starting value, the payment you receive at maturity will equal your initial investment in the Index LASERS.

The Index LASERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Index LASERS issued will be $19,250,000 (1,925,000 Index LASERS). The Index LASERS will mature on January 27, 2010, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index LASERS at maturity is not guaranteed. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the S&P 500 Index.

Redemption at the Option of the Holder; Defeasance

The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Index LASERS will mature on January 27, 2010. At maturity, you will receive for each Index LASERS a maturity payment equal to the sum of the initial principal amount of $10 per Index LASERS plus the index return amount, which may be positive, zero or negative.

Index Return Amount

The index return amount will be based on the index return of the S&P 500 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value
Starting Value

How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

•	If the index return is positive, the index return amount will equal the product of:

$10 × Upside Participation Rate × Index Return

The upside participation rate is 110%.

•	If the index return is negative, and

•	the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), then the index return amount will equal the product of:

$10 × Index Return

In this case, the index return amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the value of the S&P 500 Index at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day) is not less than or equal to 981.82 (approximately 77.5% of the starting value of the S&P 500 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the index return is zero (in other words, if the ending value of the S&P 500 Index is the same as the starting value), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

The “starting value” equals 1266.86, the closing value of the S&P 500 Index on January 24, 2006, the date the Index LASERS were priced for initial sale to the public.

The “ending value” will be the closing value of the S&P 500 Index on the third index business day before the maturity date.

If no closing value of the S&P 500 Index is available on the third business day before maturity because of a market disruption event or otherwise, the value of the S&P 500 Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500 Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

An “index business day” means a day, as determined by the calculation agent, on which the S&P 500 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500 Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

A “market disruption event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index, (b) any option or futures contracts, or any options on such futures contracts relating to the S&P 500 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the S&P 500 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500 Index will be based on a comparison of the portion of the value of the S&P 500 Index attributable to that security relative to the overall value of the S&P 500 Index, in each case immediately before that suspension or limitation.

Maturity Payment — Hypothetical Examples

The table below shows hypothetical maturity payments on the Index LASERS for a range of ending values of the S&P 500 Index. The table assumes that the starting value of the S&P 500 Index is 1272.74, that the upside participation rate is 110%, and that, in the case of an ending value of the index that is lower than the starting value, whether holders will receive $10 at maturity or $10 minus the index return amount depends on whether the value of the S&P 500 Index decreases by 22.5% or more from its starting value (to 986.37 or less) at any time during the term of the Index LASERS. The percentage change of the S&P 500 Index does not include any dividends paid on the stocks underlying the index.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual index return amount will depend on the actual percentage decline in the value of the S&P 500 Index during the term of the Index LASERS and the actual ending value determined by the calculation agent as provided in this prospectus supplement.

HYPOTHETICAL PAYMENTS AT MATURITY

		Index Value Did Not Decrease by 22.5% at Any Time		Index Value Decreased by 22.5% or More at Any Time
Ending Value of the Index	Percentage Change of the Index from Starting Value to Ending Value	Return on the Index LASERS	Maturity Payment per Index LASERS	Return on the Index LASERS	Maturity Payment per Index LASERS
0.00	–100.00%	N/A	N/A	–100.00%	0.00
127.29	–90.00%	N/A	N/A	–90.00%	1.00
254.56	–80.00%	N/A	N/A	–80.00%	2.00
381.83	–70.00%	N/A	N/A	–70.00%	3.00
509.10	–60.00%	N/A	N/A	–60.00%	4.00
636.37	–50.00%	N/A	N/A	–50.00%	5.00
763.64	–40.00%	N/A	N/A	–40.00%	6.00
890.91	–30.00%	N/A	N/A	–30.00%	7.00
986.37	–22.50%	N/A	N/A	–22.50%	7.75
1,018.20	–20.00%	0.00%	10.00	–20.00%	8.00
1,145.47	–10.00%	0.00%	10.00	–10.00%	9.00
1,272.74	0.00%	0.00%	10.00	0.00%	10.00
1,400.01	10.00%	11.00%	11.10	11.00%	11.10
1,527.28	20.00%	22.00%	12.20	22.00%	12.20
1,654.55	30.00%	33.00%	13.30	33.00%	13.30
1,781.82	40.00%	44.00%	14.40	44.00%	14.40
1,909.09	50.00%	55.00%	15.50	55.00%	15.50
2,036.36	60.00%	66.00%	16.60	66.00%	16.60
2,163.63	70.00%	77.00%	17.70	77.00%	17.70
2,290.90	80.00%	88.00%	18.80	88.00%	18.80
2,418.17	90.00%	99.00%	19.90	99.00%	19.90
2,545.44	100.00%	110.00%	21.00	110.00%	21.00

Discontinuance of the S&P 500 Index

If S&P discontinues publication of the S&P 500 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index, then the value of the S&P 500 Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

If S&P discontinues publication of the S&P 500 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the S&P 500 Index, the value to be substituted for the S&P 500 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the S&P 500 Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500 Index prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P 500 Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the Index LASERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described above, the successor index or value will be substituted for the S&P 500 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the market value of the Index LASERS.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500 Index or a successor index is changed in any material respect, or if the S&P 500 Index or a successor index is in any other way modified so that the value of the S&P 500 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500 Index or the successor index. Accordingly, if the method of calculating the S&P 500 Index or the successor index is modified so that the value of the S&P 500 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner of the Index LASERS will be capped at the maturity payment, calculated as though the maturity date of the Index LASERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Index LASERS will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Index LASERS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Index LASERS through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Index LASERS will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments will be paid by Citigroup Funding in same-day funds so long as the Index LASERS are maintained in book-entry form.

Calculation Agent

The calculation agent for the Index LASERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this prospectus supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

As of December 30, 2005, the common stocks of 425 of the 500 companies included in the S&P 500 Index were listed on the NYSE. As of December 30, 2005, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 73% of the market value of S&P’s internal database of over 6,985 equities. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of December 30, 2005, the 500 companies included in the S&P 500 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the number of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (90), Consumer Staples (37), Energy (29), Financials (85), Health Care (57), Industrials (53), Information Technology (78), Materials (31), Telecommunication Services (8) and Utilities (32). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

THE S&P 500 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INTEREST DISTRIBUTION AMOUNT ON THE INDEX LASERS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500 Index

On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500 Index was fully float adjusted. S&P’s criteria for selecting stocks for the S&P 500 Index will not be changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index will reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 S&P 500 component stocks relative to the S&P 50 Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500 component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the S&P 500 component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1	Shares outstanding multiplied by 2; Stock price divided by 2	No

Share issuance (i.e., change is greater than or equal to 5%)	Shares outstanding plus newly issued shares	Yes

Share repurchase (i.e., change is greater than or equal to 5%)	Shares outstanding minus repurchased shares	Yes

Special cash dividends	Share price minus special dividend	Yes

Company change	Add new company market value minus old company market value	Yes

Rights offering	Price of parent company minus	Yes
(Price of rights) (Right ratio)
Spinoffs	Price of parent company minus	Yes
(Price of spinoff co.) (Share exchange ratio)

Stock splits and stock dividends do not affect the index divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500 component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500 component stock and consequently of altering the aggregate market value of the S&P 500 component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the S&P 500 Index (the “Pre-Event Index Value”) not be affected by the altered market value (whether increase or decrease) of the affected S&P 500 component stock, a new index divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New Divisor

New Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500 Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

Historical Data on the S&P 500 Index

Month-End Closing Values

The following table sets forth the closing value of the S&P 500 Index on the last index business day of each month in the period form January 2000 through December 2005. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the market value of the Index LASERS may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS.

	2000	2001	2002	2003	2004	2005
January	1394.46	1366.01	1130.20	855.70	1131.13	1181.27
February	1366.42	1239.94	1106.73	841.15	1144.94	1203.60
March	1498.58	1160.33	1147.39	848.18	1126.21	1180.59
April	1452.43	1249.46	1076.92	916.92	1107.30	1156.85
May	1420.60	1255.82	1067.14	963.59	1120.68	1191.50
June	1454.60	1224.42	989.82	974.50	1140.84	1191.33
July	1430.83	1211.23	911.62	990.31	1101.72	1234.18
August	1517.68	1133.58	916.07	1008.01	1104.24	1220.33
September	1436.51	1040.94	815.02	995.97	1114.58	1228.81
October	1429.40	1059.78	885.76	1050.71	1130.20	1207.01
November	1314.95	1139.45	936.31	1058.70	1173.82	1249.48
December	1320.28	1148.08	879.82	1111.92	1211.92	1248.29

The closing value of the S&P 500 Index on January 24, 2006 was 1266.86.

Year-End Closing Values

The following table sets forth the closing values of the S&P 500 Index on the last index business day of each December from 1947 through 2005, as published by S&P. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline (or increase insufficiently) and thereby reduce or eliminate the maturity payment.

Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value	Year	Year End Closing Value
1947	15.30	1962	63.10	1977	95.10	1992	435.71
1948	15.20	1963	75.02	1978	96.11	1993	466.45
1949	16.79	1964	84.75	1979	107.94	1994	459.27
1950	20.43	1965	92.43	1980	135.76	1995	615.93
1951	23.77	1966	80.33	1981	122.55	1996	740.74
1952	26.57	1967	96.47	1982	140.64	1997	970.43
1953	24.81	1968	103.86	1983	164.93	1998	1229.23
1954	35.98	1969	92.06	1984	167.24	1999	1469.25
1955	45.48	1970	92.15	1985	211.28	2000	1320.28
1956	46.67	1971	102.09	1986	242.17	2001	1148.08
1957	39.99	1972	118.05	1987	247.08	2002	879.82
1958	55.21	1973	97.55	1988	277.72	2003	1111.92
1959	59.89	1974	68.56	1989	353.40	2004	1211.92
1960	58.11	1975	90.19	1990	330.22	2005	1248.29
1961	71.55	1976	107.46	1991	417.09

The following graph illustrates the historical performance of the S&P 500 Index based on the closing values thereof on the last index business day of each December from 1947 through 2005. Past movements of the S&P 500 Index are not necessarily indicative of future S&P 500 Index values.

License Agreement

S&P and Citigroup have entered into a nonexclusive license agreement providing for the license to Citigroup and its subsidiaries, including Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup provides that the following language must be stated in this prospectus supplement.

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Citigroup and its subsidiaries, including Citigroup Funding (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Citigroup, its subsidiaries or the Index LASERS. S&P has no obligation to take the needs of Citigroup, its subsidiaries or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

All disclosures contained in this prospectus supplement regarding the S&P 500 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup, Citigroup Funding, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of an Index LASERS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the S&P 500 Index at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Index LASERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the characterization of the Index LASERS as cash-settled variable forward contracts, a holder’s tax basis in an Index LASERS generally will equal the holder’s cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the amount of the initial purchase price paid for such holder’s Index LASERS unless (i) the S&P 500 Index decreases by at least 22.5% from its starting value at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) and (ii) the index return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the S&P 500 Index, and offer no assurance that a holder’s investment will be returned to the holder at maturity. Accordingly, Citigroup Funding believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 4.847% (the “comparable yield” for a comparable non-contingent debt issued by Citigroup Funding), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERS on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index LASERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Persons

In the case of a holder of the Index LASERS that is not a U.S. person, any payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Estate Tax

In the case of a holder of an Index LASERS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERS should note that, absent an applicable treaty benefit, the Index LASERS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERS.

Backup Withholding and Information Reporting

A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated on the date of this prospectus supplement, which incorporates by reference the underwriting agreement basic provisions dated May 3, 2005, govern the sale and purchase of the Index LASERS. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $19,250,000 principal amount of Index LASERS (1,925,000 Index LASERS), the payments on which are fully and unconditionally guaranteed by Citigroup.

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Index LASERS included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Index LASERS if it purchases any of the Index LASERS.

Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Index LASERS to certain dealers at the public offering price less a concession not to exceed $0.275 per Index LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed of $0.275 per Index LASERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.275 per Index LASERS for the Index LASERS they sell. If all of the Index LASERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and the other selling terms.

Citigroup Funding has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Index LASERS, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Funding, in each case that are substantially similar to the Index LASERS or any security convertible into or exchangeable for the Index LASERS or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Index LASERS. Consequently, the initial public offering price for the Index LASERS was determined by negotiations among Citigroup Funding and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Index LASERS will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Index LASERS will develop and continue after this offering.

The Index LASERS have been approved for listing on the American Stock Exchange under the symbol “IEL,” subject to official notice of issuance.

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Index LASERS and the underlying stocks of the S&P 500 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Index LASERS in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Index LASERS or the underlying stocks of the S&P 500 Index made for the purpose of preventing a decline in the market price of the Index LASERS or the underlying stocks of the S&P 500 Index while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Index LASERS. They may also cause the price of the Index LASERS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

In order to hedge its obligations under the Index LASERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERS — The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Underlying the S&P 500 Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding” and “— Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

We estimate that our total expenses for this offering will be $125,000.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Funding’s broker-dealer affiliates in connection with offers and sales of the Index LASERS (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these affiliates may act as principal or agent in these transactions. None of these affiliates is obligated to make a market in the Index LASERS and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Index LASERS.

LEGAL MATTERS

The validity of the Index LASERS and certain matters relating thereto will be passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the Index LASERS and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

1,925,000

Index LeAding StockmarkEt

Return Securities (Index LASERSSM)

Based Upon

the S&P 500® Index

Due January 27, 2010

($10 Principal Amount per

Index LASERS)

Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally

Guaranteed by Citigroup Inc.

Prospectus Supplement

January 24, 2006

(Including Prospectus dated

May 3, 2005)